UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2026

Timothy O'Leary
Chief Financial Officer
Priority Technology Holdings, Inc.
2001 Westside Parkway, Suite 155
Alpharetta, GA 30004

Re: Priority Technology Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2025
File No. 001-37872

Dear Timothy O'Leary:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services